 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠      Form 40-F □

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date: July 12, 2023	By:	/s/ Justin Kenna
	Name:	Justin Kenna
	Title:	Chief Executive Officer and Director

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EXHIBIT INDEX

99.1	Notice of Change of Auditor
99.2	Letter of Baker Tilly WM LLP
99.3	Letter of Kreston GTA LLP

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